

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 2, 2007

Mr. Greg Grosvenor
Chief Financial Officer
Telesource International, Inc.
860 Parkview Blvd.
Lombard, IL 60148

      RE: **Form 10-KSB for the fiscal year ended December 31, 2006**
              Form 10-QSB for the period ended March 31, 2007
              File No. 333-92445

Dear Mr. Grosvenor:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief